UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 000-51625

CHINA LINEN TEXTILE INDUSTRY, LTD.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 8, 2011, China Linen Textile Industry, Ltd. issued a press release.  A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 6-K.

Item 9.01 Financial Statements and Exhibits.

Exhibits.

99.1	Press Release dated November 8, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA LINEN TEXTILE INDUSTRY, LTD.

Date: November 8, 2011	By:	/s/ Gao Ren
Name: Gao Ren
Title : Chairman and Chief Executive Officer

Exhibit 99.1

China Linen Textile Industry, Ltd. to Host Third Quarter 2011 Earnings Conference Call on Tuesday, November 15, 2011 at 1:30 p.m.  ET

HARBIN, China, Nov. 8, 2011 /PRNewswire-Asia/ — China Linen Textile Industry, Ltd. (OTCBB: CTXIF) ("China Linen" or the "Company"), one of China's leading linen fabric and linen yarn producers and exporters, today announced that it will hold its third quarter 2011 financial results conference call at 4:30 pm ET on Tuesday, November 15, 2011. The Company anticipates releasing its financial results before the market open on November 15, 2011.

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "China Linen Third Quarter 2011 Conference Call" or utilize the conference ID.

Conference Call
Date:	Tuesday, November 15, 2011
Time:	4:30 pm Eastern Time, US
Conference Line Dial-In (U.S.):	+1-877-941-8416
International Dial-In:	+1-480-629-9808
Conference ID:	4486745 "China Linen Third Quarter 2011 Conference Call"
Webcast link:	http://viavid.net/dce.aspx?sid=00008FA5

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through November 22, 2011. To listen, please call +1-877-870-5176 within the United States or +1-858-384-5517 if calling internationally. Utilize the pass code 4486745 for the replay.

This call is being webcast by Viavid Broadcasting and can be accessed by clicking on the following link: http://viavid.net/dce.aspx?sid=00008FA5 or at ViaVid's website at http://www.viavid.net.

About China Linen Textile Industry, Ltd.

China Linen Textile Industry, Ltd. (www.chinalinentextile.com) is principally engaged in the production and sale of linen yarn and various types of linen fabric. The Company is also involved in consultation and R&D related to linen technology and linen products. The Company carries on all of its business activities through its subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. ("Lanxi Sunrise"), established in June 2002 and located in Lanxi County, the "Homeland of Flax in China," near Harbin City in China. Lanxi Sunrise has one yarn-spinning factory, one bleaching factory and two fabric weaving factories in its 35,120 square meters of building area with a staff of 1,400 and 430 sets of world-class, advanced production machinery. Annual production capacity totals approximately 2,220 tons with 50 different types of yarn and 10 million meters of fabric with 110 types. Approximately 50 percent of its products are exported to more than 10 countries.

Forward-looking statements:

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements related to expected market trends and the Company's performance, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances, and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

For further information, contact:

China Linen Textile Industry, Ltd.
Jodie Zheng Wehner, CFO
Tel:  +1-310-890-8048
Email: jodiewehner@chinalinentextile.com

Buddy Lee, IR manager
Tel: +86-137-9666-3210
Email: byl@chinalinentextile.com